UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

NOVINT TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

670085103

(CUSIP Number)

March 22, 2021

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No. 670085103	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Capital Anstalt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liechtenstein

5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 10,736,961 Shares (1) (2)

6.	SHARED VOTING POWER – None

7.	SOLE DISPOSITIVE POWER – 10,736,961 Shares (1) (2)

8.	SHARED DISPOSITIVE POWER – None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 10,736,961 Shares (1) (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.31%

12.	TYPE OF REPORTING PERSON

CO

(1)	Based on 202,308,728 shares outstanding as of March 31, 2023 as reported on Form 10-K filed with the Securities and Exchange Commission on March 31, 2023.
(2)	This Amendment is to correct a calculation error reflected in Schedule 13G filed on January 31, 2022.

CUSIP No. 670085103	13G/A	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: Novint Technologies, Inc., a Delaware corporation

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

100 Merrick Road, Suite 400W, Rockville Center, NY 11570

ITEM 2 (a) NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Altenbach 8, FL-9490 Vaduz, Liechtenstein

ITEM 2 (c) CITIZENSHIP: Liechtenstein

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001

ITEM 2 (e) CUSIP NUMBER: 670085103

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 10,736,961 Shares (1) (2)

(b) PERCENT OF CLASS: 5.31%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

10,736,961 Shares (1) (2)

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

10,736,961 Shares (1) (2)

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 90291C201	13G/A	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 90291C201	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2023
(Date)

/s/ Konrad Ackermann
(Signature)

Konrad Ackermann, Director
(Name/Title)